OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A     Amendment 1
Under the Securities and Exchange Act of 1934

Novastar Financial, Inc.
Name of Issuer

8.90% Series C Cumulative Redeemable Preferred Stock
Title of Class of Securities

CUSIP Number 669947806

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011
Date of Event which Requires Filing of this Statement

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b) /X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0

14	Type of Reporting Person			IN



















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			Ohio

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship			Ohio

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0

14	Type of Reporting Person			OO















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure

6	Citizenship			Arizona

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0

14	Type of Reporting Person			OO


















There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.

Item 5

This Member Group ceased to be
beneficial owners of more than 5 percent of Novastar 8.90 Series C cumulative Redeemable Preferred
Stock as of June 30, 2011.

The Reporting Persons disposed of their entire 8.90 Series C
Redeemable Preferred shares in exchange for common stock and cash in an Issuer Exchange Offer pursuant to Prospectus dated May 3, 2011.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		July 1, 2011


/s/
Howard Amster

/s/
Amster Trading Company
By:	Howard Amster
Title:	President

/s/
Amster Trading Company Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee

/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee